

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

July 29, 2009

<u>Via U.S. Mail and Facsimile</u>

Frederick W. Boutin
Chief Financial Officer
Transmontaigne Partners L.P.
Suite 3100, 1670 Broadway
Denver, Colorado 80202
Fax No. 303-626-8228

> **Re: Transmontaigne Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 9, 2009**
> **File No. 1-32505**

Dear Mr. Boutin:

Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 46

1. Please revise your discussion in this section by referring to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm. In this regard, MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. Further, MD&A should consist of more than a recitation of the financial statements in narrative form. Rather, you should provide an analysis of the changes in your financial condition and results of operations.

Director Compensation Table, page 111

2. Please disclose in a footnote to the table the aggregate number of stock awards outstanding at fiscal year end owned by your directors. See the Instruction to Item 402(k)(2)(iii) and (iv).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director